Exhibit 99.1

RE: NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Part 4.11)

The undersigned, being the Vice President, Finance and Chief Financial Officer of Algoma Steel Inc. (the “Company”), hereby confirms that the following documentation has been reviewed and approved by the Audit Committee of the Company:

(a)	the Notice of Change of Auditor dated March 2, 2005; and

(b)
letters from each of Ernst & Young LLP (the former auditor) and KPMG LLP (the successor auditor) addressed to the Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Dated as of this 10th day of March, 2005

Per:

Glen P. Manchester Vice President, Finance and Chief Financial Officer